The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated July 19, 2018

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 813 to
PROSPECTUS SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
Dated July , 2018
Rule 424(b)(2)

$

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A
Senior Notes

Contingent Income Auto-Callable Securities due July 26, 2019
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The Contingent Income Auto-Callable Securities due July 26, 2019 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil futures contracts, which we refer to as the securities, are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Unlike ordinary debt securities, the securities do not provide for the regular payment of interest or the return of any principal at maturity. Instead, the securities will pay a contingent quarterly coupon but only if the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level of 70% of the initial commodity price on the related early redemption date. However, if on any determination date, the determination commodity price or the final commodity price, as applicable, is less than the downside threshold level, you will not receive any contingent quarterly coupon on the related contingent payment date. In addition, if the determination commodity price is greater than or equal to the initial commodity price on any determination date, the securities will be automatically redeemed for the early redemption payment on the related early redemption date. The early redemption payment will equal (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date. If the securities are not redeemed prior to maturity, the payment due at maturity will be either (i) the stated principal amount plus the contingent quarterly coupon with respect to the final determination date, if the final commodity price is greater than or equal to the downside threshold level, or (ii) the stated principal amount multiplied by the commodity performance factor, if the final commodity price is less than the downside threshold level. If the final commodity price is less than the downside threshold level, investors will lose more than 30%, and possibly all, of their investment in the securities.  There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities. The securities are for investors who seek a West Texas intermediate light sweet crude oil futures contract-based return and who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving few or no contingent quarterly coupons during the entire term of the securities if the underlying commodity depreciates by an amount greater than 30% as of the determination dates. Investors will not participate in any appreciation of the underlying commodity. The securities are notes issued as part of Morgan Stanley Finance LLC’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

•	The stated principal amount and original issue price of each security is $1,000.

•	If, on any determination date, the determination commodity price or the final commodity price, as applicable, is greater than or equal to 70% of the initial commodity price, which we refer to as the downside threshold level, we will pay a contingent quarterly coupon of $23 per security (corresponding to an annual rate of approximately 9.20%) on the related contingent payment date.

•	If, on any determination date, the determination commodity price or the final commodity price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date. It is possible that the commodity price will remain below the downside threshold level for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons during that period.

º	The determination dates are October 23, 2018, January 23, 2019, April 23, 2019 and July 23, 2019, subject to postponement for non-trading days and certain market disruption events. We refer to July 23, 2019 as the final determination date.

º	The contingent payment dates are October 26, 2018, January 28, 2019, April 26, 2019 and July 26, 2019, subject to postponement for non-business days The contingent payment dates are also the early redemption dates.

•	If the determination commodity price is greater than or equal to the initial commodity price on any determination date excluding the final determination date, the securities will be automatically redeemed for the early redemption payment on the related early redemption date. The early redemption payment will equal (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.

•	At maturity, if the securities have not previously been redeemed, you will receive for each security that you hold an amount of cash equal to:

º	if the final commodity price is greater than or equal to the downside threshold level, the stated principal amount plus the contingent quarterly coupon with respect to the final determination date, or

º	if the final commodity price is less than the downside threshold level, (i) the stated principal amount times (ii) the commodity performance factor.

Under these circumstances, the payment at maturity will be less than 70% of the stated principal amount of the securities and could be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

•	The commodity performance factor is the final commodity price divided by the initial commodity price.

•	The determination commodity price is the commodity price on any determination date other than the final determination date.

•	The commodity price on any trading day will be determined as set forth on page PS-5 in the section of this pricing supplement entitled “Summary of Pricing Supplement.”

•	The initial commodity price will equal the commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events.

•	The final commodity price will equal the commodity price on the final determination date.

•	Investing in the securities is not equivalent to investing directly in West Texas Intermediate light sweet crude oil or in futures contracts or forward contracts on West Texas Intermediate light sweet crude oil.

•	The maturity date and each contingent payment date and early redemption date may be postponed as a result of the postponement of the related determination date due to non-trading days or certain market disruption events. No adjustment will be made to any contingent quarterly coupon or early redemption payment paid on a postponed date.

•	The securities will not be listed on any securities exchange.

•	The estimated value of the securities on the pricing date is approximately $975.30 per security, or within $15.30 of that estimate. See “Summary of Pricing Supplement” beginning on PS-3.

•	The CUSIP number for the securities is 61766YDD0. The ISIN for the securities is US61766YDD04.

•	You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Securities.”

The securities are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-10.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER SECURITY

	Price to Public	Agent’s Commissions and Fees(1)	Proceeds to Us(3)
Per security	$1,000	$12.50(1)
		$5(2)	$982.50
Total	$	$	$

(1)       Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $12.50 for each security they sell. See “Description of Securities-Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)        Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3) See “Use of Proceeds and Hedging” on PS-26.

The agent for this offering, Morgan Stanley & Co. LLC, is an affiliate of MSFL and a wholly-owned subsidiary of Morgan Stanley. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the securities, see the section of this pricing supplement called “Description of the Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the securities:

The securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Contingent Income Auto-Callable Securities due July 26, 2019 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts, which we refer to as the securities, we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The securities offered are medium-term debt securities of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The return on the securities is linked to the performance of West Texas Intermediate light sweet crude oil, which we refer to as the underlying commodity. Investors in the securities must be willing to accept the risk of a complete loss of principal, and also be willing to forgo interest payments for the entire term of the securities and participation in any appreciation of the underlying commodity, in exchange for the opportunity to receive the contingent quarterly coupon if the determination commodity price on any of the quarterly determination dates is at or above the downside threshold level. The securities do not guarantee the return of any principal at maturity and all payments on the securities are subject to our credit risk.

Each security costs $1,000	We are offering Contingent Income Auto-Callable Securities due July 26, 2019 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts, which we refer to as the securities. The stated principal amount and issue price of each security is $1,000.

The original issue price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000. We estimate that the value of each security on the pricing date will be approximately $975.30, or within $15.30 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the securities on the pricing date, we take into account that the securities comprise both a debt component and a performance-based component linked to the underlying commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying commodity, instruments based on the underlying commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the contingent quarterly coupon rate and the downside threshold level, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the securities?

The price at which Morgan Stanley & Co. LLC, which we refer to as MS & Co., purchases the securities in the secondary market, absent changes in market conditions, including those related to the underlying commodity, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS

& Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

You will receive a contingent quarterly coupon only if the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level

You will receive a contingent quarterly coupon of $23 per security (corresponding to an annual rate of approximately 9.20%) on each contingent payment date but only if the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level of 70% of the initial commodity price on the related determination date. If, however, the determination commodity price or the final commodity price, as applicable, is less than the downside threshold level on any determination date, you will not receive a contingent quarterly coupon on the related contingent payment date. It is possible that the commodity price could remain below the downside threshold level on each of the determination dates so that you will receive no contingent quarterly coupons during the entire term of the securities. You will not participate in any appreciation in the underlying commodity, and the return on the securities will be limited to the contingent quarterly coupons, if any.

We refer to the contingent quarterly coupons on the securities as contingent because there is no guarantee that you will receive a payment on any contingent payment date during the entire term of the securities. Even if the commodity price were to be at or above the downside threshold level on some determination dates, it may decline below the downside threshold level on others.

The initial commodity price is $ , which is the commodity price of the underlying commodity on July 23, 2018, which we refer to as the pricing date.

The downside threshold level is $ , which is 70% of the initial commodity price.

The determination dates are October 23, 2018, January 23, 2019, April 23, 2019 and July 23, 2019, subject to postponement for non-trading days and certain market disruption events. We also refer to July 23, 2019 as the final determination date. The contingent payment dates are October 26, 2018, January 28, 2019, April 26, 2019 and July 26, 2019. The contingent payment dates are also the early redemption dates.

The maturity date and each contingent payment date and early redemption date may be postponed as a result of the postponement of the related determination date due to non-trading days or certain market disruption events. No adjustment will be made to any contingent quarterly coupon or early redemption payment paid on a postponed date.

The securities do not guarantee repayment of any principal at maturity	Unlike ordinary debt securities, the securities do not guarantee the repayment of any of the principal at maturity. As described more fully below, if the securities have not been automatically redeemed prior to maturity and the final commodity price has declined below 70% of the initial commodity price, you will be exposed to that decline on a 1 to 1 basis and your payment at maturity will represent a loss of at least 30% on your initial investment and may be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

The securities will be automatically redeemed if the determination commodity price on any of the quarterly determination dates is greater than or equal to the initial commodity price	If the determination commodity price on any determination date to but excluding the final determination date is greater than or equal to the initial commodity price, the securities will be automatically redeemed for the early redemption payment on the related early redemption date. The early redemption payment will be an amount of cash equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date. No further payments will be made on the securities once they have been redeemed.

Each determination date is subject to postponement for non-trading days and certain market disruption events as described under “Description of Securities—Determination Dates.”

If the securities are not redeemed prior to maturity, the payment at maturity will vary depending on the final commodity price

At maturity, if the securities have not previously been redeemed, you will receive for each $1,000 stated principal amount of securities that you hold an amount of cash that will vary depending on the final commodity price and will be equal to:

•      if the final commodity price is greater than or equal to the downside threshold level, the stated principal amount plus the contingent quarterly coupon with respect to the final determination date, or

•      if the final commodity price is less than the downside threshold level, (i) the stated principal amount times (ii) the commodity performance factor.

where,

commodity performance factor	=	final commodity price
initial commodity price
final commodity price	=	the commodity price for the underlying commodity on the final determination date, subject to adjustment for non-trading days and certain market disruption events.
initial commodity price	=	the commodity price for the underlying commodity on the pricing date, subject to adjustment for non-trading days and certain market disruption events.

If the final commodity price is less than the downside threshold level of 70% of the initial commodity price, you will be exposed to that decline on a 1 to 1 basis and your payment at maturity will represent a loss of at least 30% on your initial investment and may be zero.

The commodity price on any determination date, including the final determination date, will equal the official settlement price per barrel of WTI crude oil on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date; provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.

Investing in the securities is not equivalent to investing directly in the underlying commodity or in futures contracts or forward contracts on the underlying commodity. All payments on the securities are subject to our credit risk.

Beginning on PS-8, we have provided examples titled “Hypothetical Payouts on the Securities,” which explain in more detail the possible payouts on the securities on each determination date and at maturity assuming a variety of hypothetical commodity prices for each determination date, including the final determination date. The table does not show every situation that can occur.

You can review the historical prices of the underlying commodity in the section of this pricing supplement called “Description of Securities—Historical Information” starting on PS-24. You cannot predict the future performance of the underlying commodity based on its historical performance.

Investing in the securities is not equivalent to investing directly in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.

You will not participate in any appreciation in the value of the underlying commodity, and the return on the securities will be limited to the contingent quarterly coupons, if any	You will not participate in any appreciation in the value of the underlying commodity from the initial commodity price, and the return on the securities will be limited to the contingent quarterly coupons, if any, that are paid with respect to each determination date on which the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level. In addition, the automatic early redemption feature may limit the term of your investment to as short as three months. If the securities are redeemed prior to maturity, you will receive no more coupon payments, and you may not be able to reinvest at comparable terms or returns.

Postponement of maturity date	If, due to a market disruption event or otherwise, the final determination date is postponed so that the final determination date falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the final determination date as postponed. See “Description of Securities—Maturity Date.”

Morgan Stanley Capital Group Inc. will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation, the trustee for our senior notes. As calculation agent, MSCG will determine the initial commodity price, the downside threshold level, the determination commodity price, the final commodity price, whether the securities will be redeemed following any determination date, whether the contingent quarterly coupon will be paid on any contingent payment date, whether a market disruption event has occurred and the payment that you will receive upon early redemption or at maturity, if any.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest	The agent for the offering of the securities, MS & Co., a wholly owned subsidiary of Morgan Stanley and an affiliate of MSFL, will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

You may revoke your offer to purchase the securities prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Where you can find more information on the securities	The securities are unsecured debt securities issued as part of our Series A medium-term note program. You can find a general description of our Series A medium-term note program in the accompanying prospectus supplement dated November 16, 2017 and prospectus dated November 16, 2017. We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the securities, you should read the section of this pricing supplement called “Description of Securities.” You should also read about some of the risks involved in investing in the securities in the section of this pricing supplement called “Risk Factors.” The tax and accounting treatment of investments in commodity-linked securities such as the securities may differ from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Securities—United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the securities.

How to reach us	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

HYPOTHETICAL PAYOUTS ON THE SECURITIES

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to a determination date and how to calculate the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent quarterly coupon will be determined by reference to the determination commodity price of the underlying commodity on each quarterly determination date, and the amount you will receive at maturity, if any, will be determined by reference to the final commodity price of the underlying commodity on the final determination date. The actual initial commodity price and downside threshold level for the underlying commodity will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Contingent Quarterly Coupon:	A contingent quarterly coupon of $23 per security (corresponding to an annual rate of approximately 9.20%) is paid quarterly but only if the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level on the related determination date.

Automatic Early Redemption:	If the determination commodity price of the underlying commodity is greater than or equal to the initial commodity price on any quarterly determination date other than the final determination date, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent quarterly coupon with respect to the related determination date. No further payments will be made on the securities once they have been redeemed.

Payment at Maturity (if the securities have not been automatically redeemed early):

If the final commodity price is greater than or equal to the downside threshold level, investors will receive the stated principal amount plus the contingent quarterly coupon with respect to the final determination date.

If the final commodity price of the underlying commodity is less than the downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the commodity performance factor of the underlying commodity. Under these circumstances, the payment at maturity will be less than 30% of the stated principal amount of the securities and could be zero.

Stated Principal Amount:	$1,000

Hypothetical Initial Commodity Price:	$70

Hypothetical Downside Threshold Level:	$49, which is 70% of the hypothetical initial commodity price

How to determine whether a contingent quarterly coupon is payable with respect to a determination date:

	Hypothetical Determination Commodity Price	Contingent Quarterly Coupon
Hypothetical Determination Date 1	$55 (at or above the downside threshold level)	$23.00
Hypothetical Determination Date 2	$40 (below the downside threshold level)	$0
Hypothetical Determination Date 3	$67 (at or above the downside threshold level)	$23.00

On hypothetical determination date 1, the commodity price is greater than or equal to the downside threshold level. Therefore, a contingent quarterly coupon of $23.00 is paid on the relevant contingent payment date.

On hypothetical determination date 2, the commodity price is less than the downside threshold level. Therefore, no contingent quarterly coupon is paid on the relevant contingent payment date.

On hypothetical determination date 3, the commodity price is greater than or equal to the downside threshold level. Therefore, a contingent quarterly coupon of $23.00 is paid on the relevant contingent payment date.

If the determination commodity price of the underlying commodity is less than the downside threshold level on each determination date, you will not receive any contingent quarterly coupons for the entire term of the securities.

How to calculate the payment at maturity (if the securities have not been automatically redeemed):

If the determination commodity price of the underlying commodity is greater than or equal to the initial commodity price on any quarterly determination date, the securities will be automatically redeemed for an early redemption payment equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related determination date. No further payments will be made on the securities once they have been redeemed.

The examples below illustrate how to calculate the payment at maturity if the securities have not been automatically redeemed prior to maturity.

	Hypothetical Final Commodity Price	Payment at Maturity
Example 1:	$28 (below the downside threshold level)	$1,000 x commodity performance factor of the underlying commodity = $1,000 x ($28 / $70) = $400
Example 2:	$21 (below the downside threshold level)	$1,000 x ($21 / $70) = $300
Example 3:	$64 (at or above the downside threshold level)	$1,023, which consists of the $1,000 stated principal amount + the $23 contingent quarterly coupon with respect to the final determination date.

In examples 1 and 2, the final commodity price of the underlying commodity is below the downside threshold level. Therefore, investors are exposed to the downside performance of the underlying commodity at maturity and receive at maturity an amount equal to the stated principal amount times the commodity performance factor of the underlying commodity. Moreover, investors do not receive the contingent quarterly coupon for the final quarterly period.

In example 3, the final commodity price of the underlying commodity is at or above the downside threshold level. Therefore, investors receive at maturity the stated principal amount of the securities plus the contingent quarterly coupon for the final quarterly period.

If the final commodity price of the underlying commodity is below the downside threshold level, you will be exposed to the downside performance of the underlying commodity at maturity, and your payment at maturity will be less than $700 per security and could be zero.

RISK FACTORS

The securities are not secured debt, are riskier than ordinary debt securities, and, unlike ordinary debt securities, do not guarantee the payment of regular interest or the return of any principal at maturity. Investing in the securities is not equivalent to directly investing in the underlying commodity or in futures contracts or forwards contracts on the underlying commodity. This section describes the most significant risks relating to the securities. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities do not guarantee the return of any principal at maturity	The terms of the securities differ from those of ordinary debt securities in that we do not guarantee the payment of regular interest or the return of any principal at maturity. Instead, if the securities have not been automatically redeemed prior to maturity, and if the final commodity price is less than the downside threshold level, you will be exposed to the decline in the commodity price as of the final determination date, as compared to the initial commodity price, on a 1 to 1 basis, and the payment at maturity will represent a loss of at least 30% on your initial investment and may be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

The securities do not provide for regular interest payments	The terms of the securities differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. Instead, the securities will pay a contingent quarterly coupon only if the determination commodity price or final commodity price, as applicable, is at or above 70% of the initial commodity price, which we refer to as the downside threshold level, on the related determination date. If, on the other hand, the determination commodity price or final commodity price, as applicable, is lower than the downside threshold level on the relevant determination date, we will pay no coupon on the applicable contingent payment date. It is possible that the commodity price of the underlying commodity will remain below the downside threshold level for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons during that period. If you do not earn sufficient contingent quarterly coupons over the term of the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities	You are dependent on our ability to pay all amounts due on the securities and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

As a finance subsidiary, MSFL has no independent operations and will have no independent assets	As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The contingent quarterly coupon, if any, is based only on the value of the underlying commodity on the related quarterly determination date at the end of the related interest period	Whether the contingent quarterly coupon will be paid on any contingent payment date will be determined at the end of the relevant interest period, based on the determination commodity price of the underlying commodity on the relevant quarterly determination date. As a result, you will not know whether you will receive the contingent quarterly coupon on any contingent payment date until near the end of the relevant interest period. Moreover, because the contingent quarterly coupon is based solely on the commodity price on quarterly determination dates, if the determination commodity price of the underlying commodity on any determination date is below the downside threshold level, you will receive no coupon for the related interest period, even if the price of the underlying commodity was at or above the downside threshold level on other days during that interest period.

Investors will not participate in any appreciation in the underlying commodity	Investors will not participate in any appreciation of the commodity price from the initial commodity price, and the return on the securities will be limited to the contingent quarterly coupons, if any, that are paid with respect to each determination date on which the determination commodity price of the underlying commodity is greater than or equal to the downside threshold level.

The automatic early redemption feature may limit the term of your investment to approximately three months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns	The term of your investment in the securities may be limited to as short as approximately three months by the automatic early redemption feature of the securities. If the securities are redeemed prior to maturity, you will receive no more contingent quarterly coupons and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns. However, under no circumstances will the securities be redeemed in the first three months of the term of the securities.

The market price will be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including:

•      the market price of the underlying commodity and futures contracts on the underlying commodity and the volatility (frequency and magnitude of changes in price) of such prices;

•      whether or not the price of the underlying commodity is less than the downside threshold value;

•      trends of supply and demand for the underlying commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity;

•      interest and yield rates in the market;

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity or commodities markets generally and which may affect the price of the underlying commodity;

•      the time remaining until the maturity of the securities; and

•      any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial loss if the price of the underlying commodity at the time of sale is at or below its initial price and especially if it is near or below the downside threshold value or it is believed to be likely to do so in light of the then-current price of the underlying commodity.

You cannot predict the future prices of the underlying commodity based on its historical prices. The final commodity price may be less than the downside threshold value such that you will be exposed on a 1 to 1 basis to the negative performance of the underlying commodity, and, as a result, you will lose a significant portion or all of your investment at maturity. There can be no assurance that the final commodity price will be greater than or equal to the downside threshold value so that you will receive at maturity an amount that is greater than the stated principal amount of the securities.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally	The payment at maturity is linked exclusively to the price of futures contracts on West Texas Intermediate light sweet crude oil and not to a diverse basket of commodities or a broad-based commodity index. The price of futures contracts on West Texas Intermediate light sweet crude oil may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of futures contracts on West Texas Intermediate light sweet crude oil may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen. See “Description of Securities—Historical Information.”

Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of WTI crude oil may change unpredictably and affect the value of the securities in unforeseen ways	Investments, such as the securities, linked to the price of a single commodity, such as WTI crude oil futures contracts, are subject to significant fluctuations in the price of the commodity over short periods due to a variety of factors. Demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity, developments in production technology such as fracking and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. As a result, the price of WTI crude oil futures contracts may be more volatile than world crude oil prices generally.

An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities	The securities have returns based on the change in price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity	The initial commodity price and final commodity price that are used to determine the payment at maturity on the securities are determined by reference to the settlement price of the first nearby month futures contract for WTI crude oil on the pricing date and determination dates, respectively; provided that if any such date falls on the last trading day of such futures contract, then the second nearby month futures contract on such date will be used, and the commodity price will therefore not therefore reflect the spot price of WTI crude oil on such dates. The market for futures contracts on WTI crude oil has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price. If the contract is in backwardation on the pricing date or in contango on the final determination date, the amount payable at maturity on the securities will be less than if the initial WTI crude oil price or final WTI crude oil price, respectively, was determined with reference to the spot price.

Suspensions or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the securities	The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, the contract is listed on the NYMEX. NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. The current maximum daily price fluctuation for futures contracts of WTI crude oil is $6 per barrel for any particular month of delivery. If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $6 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $6 per barrel in either direction after each successive five-minute trading halt. There are no maximum price fluctuation limits during any one trading session. Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the securities.

Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity	By purchasing the securities, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity. Furthermore, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

Legal and regulatory changes could adversely affect the return on and value of your securities

Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price	These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price will be influenced by many unpredictable factors” above.

The securities will not be listed on any securities exchange and secondary trading may be limited	The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

Hedging and trading activity by our affiliates	One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and to other instruments linked to the underlying

could potentially adversely affect the value of the securities	commodity), including trading in futures contracts on the underlying commodity, and possibly in other instruments related to the underlying commodity. Some of our affiliates also trade the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price, and, as a result, increase (i) the price at or above which the underlying commodity must close on any determination date so that the securities are redeemed prior to maturity for the early redemption payment and (ii) the downside threshold level, which is the price at or above which the underlying commodity must close on each determination date in order for you to earn a contingent quarterly coupon, and, if the securities are not called prior to maturity, in order for you to avoid being exposed to the negative performance of the underlying commodity at maturity. Additionally, our hedging activities, as well as our other trading activities, during the term of the securities could potentially affect the price of the underlying commodity on the determination dates, and, accordingly, whether the securities are automatically redeemed prior to maturity, whether we pay a contingent quarterly coupon on the securities and the amount of cash you receive at maturity, if any.

The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities	As calculation agent, MSCG will determine the initial commodity price, the downside threshold level, the determination commodity price, the final commodity price, the contingent quarterly coupon, if any, due to you with respect to each determination date, whether the securities will be redeemed following any determination date, whether a market disruption event has occurred, and, if the securities are not redeemed prior to maturity, the amount of cash, if any, you will receive at maturity. Moreover, certain determinations made by MSCG, in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of any commodity price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Description of Securities—Initial Commodity Price,” “—Commodity Price,” “—Determination Dates,” “—Trading Day,” “—Calculation Agent,” “—Market Disruption Event,” and “—Alternate Exchange Calculation in Case of an Event of Default,” and “—Calculation Agent and Calculations” herein. In addition, MS & Co. has determined the estimated value of the securities on the pricing date.

The U.S. federal income tax consequences of an investment in the securities are uncertain

There is no direct legal authority as to the proper treatment of the securities for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the securities are uncertain.

Please read the discussion under “Additional Provisions—Tax considerations” in this document concerning the U.S. federal income tax consequences of an investment in the securities. We intend to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a coupon that will be treated as gross income to you at the time received or accrued, in accordance with your regular method of tax accounting. Under this treatment, the ordinary income treatment of the coupon payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the securities, could result in adverse tax consequences to holders of the securities because the deductibility of capital losses is subject to limitations. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income or loss on the securities might differ significantly from the tax treatment described herein. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, U.S. Holders (as defined below) would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance (as adjusted based on the difference, if any, between the actual and the projected amount of any contingent payments on the securities) and recognize all income and gain in respect of the securities as ordinary income. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Non-U.S. Holders (as defined below) should note that we currently intend to withhold on any coupon paid to Non-U.S. Holders generally at a rate of 30%, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision, and will not be required to pay any additional amounts with respect to amounts withheld.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Security” refers to each $1,000 Stated Principal Amount of our Contingent Income Auto-Callable Securities due July 26, 2019 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts.

Aggregate Principal Amount	$

Pricing Date	July 23, 2018

Original Issue Date (Settlement Date)	July 26, 2018 (3 Business Days after the Pricing Date).

Maturity Date	July 26, 2019, subject to postponement as described in the following paragraph.

If, due to a Market Disruption Event or otherwise, the scheduled final Determination Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following such final Determination Date as postponed. See “––Determination Dates” below.

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Security

Original Issue Price	$1,000 per Security

CUSIP Number	61766YDD0

ISIN	US61766YDD04

Denominations	$1,000 and integral multiples thereof

Underlying Commodity	West Texas Intermediate light sweet crude oil futures contracts

Contingent Quarterly Coupon	Unless the Securities have been previously redeemed pursuant to “Early Redemption” below, the Contingent Quarterly Coupon payable on this Security on each Contingent Payment Date for the related Interest Period $23 per security (corresponding to an annual rate of approximately 9.20%); provided that a Contingent Quarterly Coupon will be payable for such Interest Period only if the Determination Commodity Price or the Final Commodity Price, as applicable, of the Underlying Commodity is at or above the Downside Threshold Level on the related Determination Date.

Interest Period	The quarterly period from and including the Original Issue Date (in the case of the first Interest Period) or the previous scheduled Contingent Payment Date, as applicable, to but excluding the following scheduled Contingent Payment Date, with no adjustment for any postponement thereof.

Determination Commodity Price	The Commodity Price on any Determination Date other than the final Determination Date.

Early Redemption	If, on any Determination Date to but excluding the final Determination Date, the Determination Commodity Price is greater than or equal to the Initial Commodity Price, we will redeem the Securities, in whole and not in part, for the Early Redemption Payment on the related Early Redemption Date (as may be postponed under “––Determination Dates” below).

In the event that the Securities are subject to Early Redemption, we will, or will cause the Calculation Agent to, (i) on the Business Day following the applicable Determination Date (as may be postponed under “––Determination Dates” below), give notice of the Early Redemption of the Securities, the applicable Early Redemption Payment amount due and the payment date of the applicable Early Redemption Payment amount to the Trustee, upon which notice the Trustee may conclusively rely, and to The Depository Trust Company, which we refer to as DTC, and (ii) deliver the aggregate cash amount due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on or prior to the applicable Contingent Payment Date. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Early Redemption Payment	The Early Redemption Payment will equal for each $1,000 Stated Principal Amount of Securities that you hold (i) the Stated Principal Amount plus (ii) the Contingent Quarterly Coupon with respect to the related Determination Date.

Contingent Payment Dates/ Early Redemption
Dates	October 26, 2018, January 28, 2019, April 26, 2019 and July 26, 2019. The payment of the Contingent Quarterly Coupon, if any, with respect to the final Determination Date will be made on the Maturity Date. The Contingent Payment Dates are also the Early Redemption Dates.

If a Contingent Payment Date (including the Maturity Date) or any Early Redemption Date is postponed as a result of postponement of the relevant Determination Date, no adjustment will be made to any Contingent Quarterly Coupon paid on that postponed date.

Record Date	For each Contingent Payment Date, the date one Business Day prior to such Contingent Payment Date.

Payment at Maturity	If the Securities have not been automatically redeemed prior to maturity, you will receive for each $1,000 Stated Principal Amount of Securities that you hold an amount in cash equal to:

•	if the Final Commodity Price is greater than or equal to the Downside Threshold Level, the Stated Principal Amount plus the Contingent Quarterly Coupon with respect to the final Determination Date; or

•	if the Final Commodity Price is less than the Downside Threshold Level, (i) the Stated Principal Amount times (ii) the Commodity Performance Factor.

If the Final Commodity Price declines by more than 30% from the Initial Commodity Price, you will be fully exposed to the decline in the Final Commodity Price from the Initial Commodity Price. There is no minimum payment at maturity on the Securities. Accordingly, you could lose your entire initial investment in the Securities.

We will, or will cause the Calculation Agent to, (i) provide written notice to the Trustee, upon which notice the Trustee may conclusively rely, and to DTC of the amount of cash, if any, to be delivered with respect to each $1,000 Stated Principal Amount of Securities on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on or prior to the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Downside Threshold Level	$ , which is 70% of the Initial Commodity Price. See “Discontinuance of the Underlying Commodity; Alteration of Method of Calculation.”

Commodity Performance Factor	A fraction, the numerator of which is the Final Commodity Price and the denominator of which is the Initial Commodity Price, as described by the following formula:

Commodity Performance Factor	=	Final Commodity Price
Initial Commodity Price

Commodity Price	The Commodity Price on any Trading Day will be determined by the Calculation Agent and will equal the official settlement price per barrel of West Texas Intermediate light sweet crude oil on the Relevant Exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the Relevant Exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the Relevant Exchange), then the second nearby month futures contract on such date.

Reuters, Bloomberg and various other third party sources may report prices of the Underlying Commodity. If any such reported price differs from that as published by the Relevant Exchange for the Underlying Commodity, the price as published by such Relevant Exchange will prevail.

Initial Commodity Price	The Commodity Price on the Pricing Date, provided that if the Pricing Date is not a Trading Day with respect to the Underlying Commodity or if a Market Disruption Event occurs on the Pricing

Date, the Initial Commodity Price will be determined on the immediately succeeding Trading Day on which no Market Disruption Event occurs, provided further that if a Market Disruption Event has occurred on each of the five consecutive Trading Days immediately succeeding the Pricing Date, the Calculation Agent will determine the Initial Commodity Price on such fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Initial Commodity Price shall be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, the Initial Commodity Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Final Commodity Price	The Commodity Price on the final Determination Date, as determined by the Calculation Agent.

Determination Dates	October 23, 2018, January 23, 2019, April 23, 2019 and July 23, 2019, subject to postponement for non-Trading Days and certain Market Disruption Events. We also refer to July 23, 2019 as the final Determination Date.

If any scheduled Determination Date is not a Trading Day with respect to the Underlying Commodity or if a Market Disruption Event occurs on any scheduled Determination Date, such Determination Date will be postponed and the Commodity Price will be determined on the immediately succeeding Trading Day on which no Market Disruption Event occurs.  The Commodity Price as of any Determination Date will not be determined on a date later than the fifth scheduled Trading Day following the relevant scheduled Determination Date.  If such date is not a Trading Day with respect to the Underlying Commodity or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Commodity Price as of the relevant Determination Date on such fifth scheduled Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Commodity Price as of the relevant Determination Date will be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, such Commodity Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Relevant Exchange	Relevant Exchange means the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) or, if the NYMEX Division is no longer the principal exchange or trading market for the Underlying Commodity, such exchange or principal trading market for the Underlying Commodity that serves as the source of prices for the Underlying Commodity and any principal exchanges where options or futures contracts on the Underlying Commodity are traded.

Trading Day	Trading Day means a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event	Market Disruption Event means any of Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Commodity Price.

Disappearance of Commodity
Reference Price	Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange for the Underlying Commodity or (ii) the disappearance of, or of trading in, the Underlying Commodity.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange.

Tax Disruption	Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the Underlying Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the Commodity Price of the Underlying Commodity on any Trading Day from what it would have been without that imposition, change or removal.

Book Entry Note or
Certificated Note	Book Entry. The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Securities. Your beneficial interest in the Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation

Agent	MS & Co. and its successors

Calculation Agent	MSCG and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee, us and the Guarantor.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Security, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Securities, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Commodity Price, the Downside Threshold Level, the Final Commodity Price, the Determination Commodity Price, the Contingent Quarterly Coupon, if any, due to you with respect to each Determination Date, whether the Securities will be redeemed, whether a Market Disruption Event has occurred, and, if the Securities are not redeemed prior to maturity, the amount of cash, if any, you will receive at maturity. See “—Discontinuance of the Underlying commodity; Alteration of Method of Calculation” and “––Market Disruption Event.” MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. See also “Risk Factors––The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.”

Alternate Exchange Calculation
in Case of an Event of Default

In case an Event of Default with respect to the Securities will have occurred and be continuing, the amount declared due and payable per Security upon any acceleration of the Securities will be an amount in cash equal to the value of such Securities on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Pricing Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such Securities.  Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Pricing Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to MSFL, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than this amount.

Historical Information	The following table sets forth the published high and low daily fixing prices of the Underlying Commodity, as well as the end-of-quarter prices of the Underlying Commodity, for each calendar quarter in the period from January 1, 2013 to July 16, 2018. The Commodity Price on July 16, 2018 was $68.06. The graph following the table sets forth the daily fixing prices of the Underlying Commodity for the same period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The Commodity Prices of the Underlying Commodity on the Pricing Date and the Valuation Date will be determined with reference to the prices published by the Relevant Exchange in accordance with the provisions set forth herein, rather than the prices published by Bloomberg Financial Markets on such dates. The historical performance of the Underlying Commodity set out in the table and graph below should not be taken as an indication of its future performance. If the Securities are not automatically redeemed prior to maturity and if the Commodity Price has declined to below the Downside Threshold Level, you will lose a significant portion or all of your initial investment at maturity. We cannot give you any assurance that the Securities will be redeemed prior to maturity, or that, if the Securities are not redeemed, the Final Commodity Price will be at or above the Downside Threshold Level so that at maturity you will not lose a significant portion or all of your investment. The price of the Underlying Commodity may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

West Texas Intermediate Light Sweet Crude Oil Futures Contracts

High and Low Daily Closing Prices and End-of-Quarter Prices

January 1, 2013 through July 16, 2018

(stated in U.S. dollars per barrel)

West Texas Intermediate Light Sweet Crude Oil	High ($)	Low ($)	Period End ($)
2013

West Texas Intermediate Light Sweet Crude Oil	High ($)	Low ($)	Period End ($)
First Quarter	97.94	90.12	97.23
Second Quarter	98.44	86.68	96.56
Third Quarter	110.53	97.99	102.33
Fourth Quarter	104.10	92.30	98.42
2014
First Quarter	104.92	91.66	101.58
Second Quarter	107.26	99.42	105.37
Third Quarter	105.34	91.16	91.16
Fourth Quarter	91.01	90.73	53.27
2015
First Quarter	53.53	43.46	47.60
Second Quarter	61.43	49.14	59.47
Third Quarter	56.96	38.24	45.09
Fourth Quarter	49.63	34.73	37.04
2016
First Quarter	41.45	26.21	38.34
Second Quarter	51.23	35.70	48.33
Third Quarter	48.99	39.51	48.24
Fourth Quarter	54.06	43.32	53.72
2017
First Quarter	54.45	47.34	50.60
Second Quarter	53.40	42.53	46.04
Third Quarter	52.22	44.23	51.67
Fourth Quarter	60.42	49.29	60.42
2018
First Quarter	66.14	59.19	61.64
Second Quarter	74.15	62.06	74.15
Third Quarter (through July 16, 2018)	74.14	68.04	68.06

West Texas Intermediate Light Sweet Crude Oil Futures Contracts

Daily Closing Prices – January 1, 2013 to July 16, 2018

*The red solid line in the graph indicates the hypothetical Downside Threshold Level, assuming the Commodity Price of the Underlying Commodity on July 16, 2018 were the Initial Commodity Price.

Use of Proceeds and Hedging	The proceeds from the sale of the Securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Security issued, because, when we enter into hedging transactions in order to meet our obligations under the Securities, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the Securities borne by you and described beginning on page 3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Securities.

On or prior to the Pricing Date, we expect to hedge our anticipated exposure in connection with the Securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in futures contracts on the Underlying Commodity, or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Commodity Price, and, as a result, increase (i) the level at or above which the Underlying Commodity must close on any Determination Date so that the Securities are redeemed prior to maturity for the Early Redemption Payment, and (ii) the Downside Threshold Level, which is the price at or above which the Underlying Commodity must close on each Determination Date in order for you to earn a Contingent Quarterly Coupon, and, if the securities are not redeemed prior to maturity, in order for you to avoid being exposed to the negative performance of the Underlying Commodity at maturity. These entities may be unwinding or adjusting hedge positions during the term of the Securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final Determination Date approaches. Additionally, our hedging activities, as well as our other trading activities, during the term of the Securities could potentially affect the value of the Underlying Commodity on the Determination Dates, and, accordingly, whether the Securities are automatically redeemed prior to maturity, whether we pay a Contingent Quarterly Coupon on the Securities and the amount of cash you receive at maturity, if any.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution (Conflicts of Interest),” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the aggregate principal amount of Securities set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Securities directly to the public at the public offering price set forth on the cover page of this pricing supplement. The agent may distribute the securities through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $12.50 for each security they sell. In addition, Morgan Stanley Wealth

Management will receive a structuring fee of $5 for each security.MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities. When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities such that for each Security the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-3.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

We expect to deliver the Securities against payment therefor in New York, New York on July 26, 2018, which will be the third scheduled Business Day following the Pricing Date

In order to facilitate the offering of the Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Agent may sell more Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Securities for its own account. The Agent must close out any naked short position by purchasing the Securities in the open market after the offering. A naked short position in the Securities is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, the Securities or futures contracts or other instruments on the Underlying Commodity in the open market to stabilize the price of the Securities. Any of these activities may raise or maintain the market price of the Securities above independent market prices or prevent or retard a decline in the market price of the Securities. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction in connection with this offering of the Securities. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Securities. We will not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the Securities:

Brazil

The Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Mexico

The Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may not be publicly distributed in Mexico.

Benefit Plan Investor Considerations	Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income

Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) provide an exemption for the purchase and sale of Securities and the related lending transactions, provided that neither the issuer of the Securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Securities.

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Securities are contractual financial instruments. The financial exposure provided by the Securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Securities. The Securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Securities.

Each purchaser or holder of any Securities acknowledges and agrees that:

(i)       the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Securities, (B) the purchaser or holder’s investment in the Securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Securities;

(ii)       we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Securities and (B) all hedging transactions in connection with our obligations under the Securities;

(iii)       any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)       our interests are adverse to the interests of the purchaser or holder; and

(v)       neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these Securities should consult and rely on their own counsel and advisers as to whether an investment in these Securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Securities by the account, plan or annuity.

United States Federal Taxation	Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities issued under this document and is superseded by the following discussion.

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the securities. This discussion applies only to investors in the securities who:

•    purchase the securities in the original offering; and

•    hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities or commodities;

•	investors holding the securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the securities or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the securities to you.

As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary. The effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income. Moreover, the discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the IRS or a court will agree with the tax treatment described herein. We intend to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a coupon that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the securities is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments of the securities). Unless otherwise stated, the following discussion is based on the treatment of each security as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes:

•    a citizen or individual resident of the United States;

•    a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•    an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the treatment of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

Tax Treatment of Coupon Payments. Any coupon payment on the securities should be taxable as ordinary income to a U.S. Holder at the time received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Settlement of the Securities. Upon a sale, exchange or settlement of the securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the securities sold, exchanged or settled. For this purpose, the amount realized does not include any coupon paid at settlement and may not include sale proceeds attributable to an accrued coupon, which may be treated as a coupon payment. Any such gain or loss recognized should be short-term capital gain or loss. The ordinary income treatment of the coupon payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the securities, could result in adverse tax consequences to holders of the securities because the deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the securities under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the securities. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the securities would be treated as ordinary income, and any loss realized would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and as capital loss thereafter. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative federal income tax treatments of the securities are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the securities. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of “prepaid forward contracts” and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the securities and the payment of proceeds from a sale, exchange or other disposition of the securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the securities and the payment of proceeds from a sale, exchange or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a security that is for U.S. federal income tax purposes:

•    an individual who is classified as a nonresident alien;

•    a foreign corporation; or

•    a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•    a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•    certain former citizens or residents of the United States; or

•    a holder for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities.

Although significant aspects of the tax treatment of each security are uncertain, we intend to withhold on any coupon paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, the securities may be treated as U.S.-situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the securities.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with any coupon payment and may be filed with the IRS in connection with the payment at maturity on the securities and the payment of proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income and, for dispositions after December 31, 2018, to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends. While the treatment of the securities is unclear, you should assume that any coupon payment with respect to the securities will be subject to the FATCA rules. It is also possible in light of this uncertainty that an applicable withholding agent will treat gross proceeds of a disposition (including upon retirement) of the securities after 2018 as being subject to the FATCA rules. If withholding applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the securities.

The discussion in the preceding paragraphs and the discussion under “Tax considerations” in the accompanying free writing prospectus, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.